                                                                    EXHIBIT 12.1

                        WORLDCOM, INC. AND SUBSIDIARIES
               Computation of Ratio of Earnings to Fixed Charges
                           (In Thousands of Dollars)



                                                                           Year Ended December 31,
                                          -----------------------------------------------------------------------------------
                                                                        Historical                                Pro Forma
                                          --------------------------------------------------------------------   ------------
                                                1992         1993          1994           1995         1996          1996
                                          --------------------------------------------------------------------   ------------
Earnings:
  Pretax income (loss) from continuing
   operations                             $    22,513   $   209,920   $   (50,697)   $   437,729   $(2,059,416)   $(2,732,617)
  Fixed charges, net of capitalized
   interest                                    36,608        47,316        59,689        267,057       241,397        359,719
                                          -----------   -----------   -----------    -----------   -----------    -----------
  Earnings                                $    59,121   $   257,236   $     8,992    $   704,786   $(1,818,019)   $(2,372,898)
                                          ===========   ===========   ===========    ===========   ===========    ===========

Fixed charges:
  Interest cost                           $    33,815   $    38,657   $    49,203    $   254,099   $   229,376    $   353,085
  Amortization of financing costs               1,464         1,792         2,086          2,811         1,742             --
  Interest factor of rent expense               4,833         9,967        10,300         15,030        17,854         28,024
                                          -----------   -----------   -----------    -----------   -----------    -----------
  Fixed charges                           $    40,112   $    50,416   $    61,589    $   271,940   $   248,972    $   381,109
                                          ===========   ===========   ===========    ===========   ===========    ===========
Deficiency of earnings to fixed charges   $        -    $        -    $   (52,597)   $         -   $(2,066,991)   $(2,754,007)
                                          ===========   ===========   ===========    ===========   ===========    ===========

Ratio of earnings to fixed charges             1.47:1        5.10:1        0.15:1         2.59:1       N/A            N/A
                                          ===========   ===========   ===========    ===========   ===========    ===========


See Notes to Computation of Earnings to Fixed Charges.

           NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


(1) On December 31, 1996, WorldCom completed the MFS Merger. The MFS Merger is being accounted for as a purchase; accordingly, the operating results for MFS are not reflected in the historical amounts above and will be included from the date of acquisition.

(2) Results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge is based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the Merger. The expense includes $1.6 billion associated with UUNET and $0.54 billion related to MFS.

         Additionally, 1996 results include other after-tax charges of $121 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $344 million after-tax write-down of operating assets within its non-core businesses. On a pre-tax basis, these charges totaled $600.1 million.

(3) In 1995, Metromedia converted its Series 1 Preferred Stock into Common Stock, exercised warrants to acquire Common Stock and immediately sold its position of 61,699,096 shares of Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes an annual dividend requirement of $24.5 million plus accrued dividends to such call date).

(4) As a result of the IDB Merger and the ATC Merger, the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to take further advantage of the synergies available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB's cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994, $5.9 million in 1993 and $79.8 million in 1992.

         Also, during 1994 and 1992, the Company incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in 1994) and the ATC Merger (in 1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(5) In connection with certain debt refinancing, the Company recognized in 1996, 1993 and 1992 extraordinary items of approximately $4.2 million, $7.9 million and $5.8 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees. Additionally, in 1996 the Company recorded an extraordinary item of $20.2 million, net of income taxes, related to a write-off of deferred international costs.